Exhibit 99.1

Vascular Biogenics Ltd. Prices Public Offering of Ordinary Shares and Pre-Funded Warrants

Tel Aviv, Israel, April 9, 2021 (Globe Newswire) – Vascular Biogenics Ltd. (“VBL Therapeutics” or the “Company”) (NASDAQ: VBLT), today announced the pricing of an underwritten public offering of 5,150,265 ordinary shares and, to certain investors in lieu thereof, pre-funded warrants to purchase 8,050,000 ordinary shares in an underwritten public offering, at a price to the public of $1.90 per ordinary share and $1.89 per pre-funded warrant. In addition, VBL Therapeutics has granted the underwriters a 30-day option to purchase additional ordinary shares up to 15% of the aggregate number of ordinary shares plus the ordinary shares underlying pre-funded warrants that are sold in the offering, at the public offering price less the underwriting discounts and commissions. The offering is expected to close on April 13, 2021, subject to the satisfaction of customary closing conditions. All of the securities in the offering are to be sold by VBL Therapeutics.

The gross proceeds to the Company from the public offering, before deducting underwriting discounts and commissions and offering expenses payable by VBL Therapeutics, are expected to be approximately $25.0 million. VBL Therapeutics intends to use the net proceeds from the offering for working capital and other general corporate purposes.

Guggenheim Securities, LLC is acting as bookrunning manager for the offering. Oppenheimer & Co. Inc. is also acting as a joint bookrunner. Roth Capital Partners and JonesTrading Institutional Services LLC are acting as co-managers.

The securities described were offered by VBL Therapeutics pursuant to a shelf registration statement on Form F-3 (No. 333-251821), including a base prospectus, previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”). The securities may be offered only by means of a prospectus. A preliminary prospectus supplement relating to and describing the terms of the offering has been filed with the SEC and a final prospectus supplement relating to and describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the securities being offered may also be obtained by contacting Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, New York 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About VBL Therapeutics

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for areas of unmet need in cancer and immune/inflammatory indications. VBL has developed three platform technologies: a gene-therapy based technology for targeting newly formed blood vessels with focus on cancer, an antibody-based technology targeting MOSPD2 for anti-inflammatory and immuno-oncology applications, and the Lecinoxoids, a family of small-molecules for immune-related indications. VBL’s lead oncology product candidate, ofranergene obadenovec (VB-111), is an investigational, first-in-class, targeted anti-cancer gene-therapy agent that is being developed to treat a wide range of solid tumors. VB-111 is currently being studied in a VBL-sponsored Phase 3 registration enabling study for treatment in patients with platinum-resistant ovarian cancer.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding the completion of the registered direct offering, the satisfaction of customary closing conditions related to the registered direct offering and the intended use of net proceeds from the registered direct offering as well as statements regarding our programs, including VB-111, including their clinical development, therapeutic potential and clinical results. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include market and other conditions, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that our financial resources do not last for as long as anticipated, and that we may not realize the expected benefits of our intellectual property protection. In particular, the DSMC recommendation that the OVAL trial proceed is not assurance that the trial will meet its primary endpoint of overall survival once completed. A further list and description of these risks, uncertainties and other risks can be found in our regulatory filings with the SEC, including in our annual report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as required by law.

INVESTOR CONTACT:

Burns McClellan for VBL Therapeutics

Lee Roth (investors) / Ryo Imai (media)

lroth@burnsmc.com / rimai@burnsmc.com

+1-212-213-0006